A+f 3/14/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

02019906

SEC FILE NUMBER
8- 46783

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G & W Equity Sales, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8902 N. Meridian Street, Suite 202
(No. and Street)

Indianapolis	IN	46260-5307
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glenda L. Neff — 317-581-1580 x 219
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Whipple & Company, pc
(Name — *if individual, state last, first, middle name*)

3925 River Crossing Parkway, Third Floor	Indianapolis	IN	46240
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Glenda L. Neff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G & W Equity Sales, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Glenda L. Neff
Signature

Treasurer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHIPPLE & COMPANY pc

Independent Auditors' Report

To the Board of Directors
G & W EQUITY SALES, INC.
Indianapolis, Indiana

In planning and performing our audit of the financial statements of G & W EQUITY SALES, INC., for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by G & W EQUITY SALES, INC., including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3-(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because G & W Equity Sales, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by G & W Equity Sales Inc., in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants
3925 River Crossing Parkway • Third Floor • P.O. Box 40368 • Indianapolis, Indiana 46240-0368
317.469.7776 • 800.469.7206 • FAX 317.469.4034

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 15, 2002 Whipple & Company PC

G & W EQUITY SALES, INC.
Financial Statements
Years Ended December 31, 2001 and 2000

G & W EQUITY SALES, INC.

TABLE OF CONTENTS

WHIPPLE & COMPANY PC

Independent Auditors' Report

To the Board of Directors
G & W EQUITY SALES, INC.
Indianapolis, Indiana

We have audited the accompanying statements of financial condition of G & W EQUITY SALES, INC., as of December 31, 2001 and 2000, and the related statements of operations and retained earnings, cash flows, and changes in shareholders' equity for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial condition of G & W EQUITY SALES, INC., as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Whipple & Company PC

January 15, 2002

Certified Public Accountants
3925 River Crossing Parkway • Third Floor • P.O. Box 40368 • Indianapolis, Indiana 46240-0368
317.469.7776 • 800.469.7206 • FAX 317.469.4034

G & W EQUITY SALES, INC.
Statements of Financial Condition
December 31, 2001 and 2000

	2001	2000
Assets		
Current Assets		
Cash and cash equivalents	$ 25,000	$ 21,000
Commissions receivable	179,493	334,760
Prepaid expenses	21,436	19,635
Total Assets	$ 225,929	$ 375,395
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable	$ 135,887	$ 291,869
Shareholders' Equity		
Common stock	10,000	10,000
Additional paid in capital	15,000	11,000
Retained earnings	65,042	62,526
Total Shareholders' Equity	90,042	83,526
Total Liabilities and Shareholders' Equity	$ 225,929	$ 375,395

See accompanying notes.

G & W EQUITY SALES, INC.
Statements of Operations and Retained Earnings
For the Years Ended December 31, 2001 and 2000

	2001	2000
Revenues		
Commissions	$ 4,170,034	$ 4,893,388
Advisor fees	147,418	151,505
	4,317,452	5,044,893
Operating Expenses		
Sales commissions	1,766,548	1,879,129
Advisor fees expense	73,843	79,606
Service fees	2,421,577	3,016,895
Education and training	45	6,829
Licenses and fees	37,487	42,282
Insurance	6,658	3,627
Supplies	45	766
Dues and publications	150	150
Professional services	8,583	12,584
Contract labor	0	703
Total Operating Expenses	4,314,936	5,042,571
Net Income	2,516	2,322
Retained Earnings, Beginning of Year	62,526	60,204
Retained Earnings, End of Year	$ 65,042	$ 62,526

See accompanying notes.

G & W EQUITY SALES, INC.
Statements of Cash Flows
For the Years Ended December 31, 2001 and 2000

	2001	2000
Cash Flows from Operating Activities		
Net income	$ 2,516	$ 2,322
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in commissions receivable	155,267	150,338
(Increase) decrease in prepaid expenses	(1,801)	13,032
Increase (decrease) in accounts payable	(155,982)	(165,692)
Net cash provided by operating activities	0	0
Cash Flows from Financing Activities		
Payments to repurchase common stock	(4,200)	(4,200)
Proceeds from sale of common stock	4,200	0
Capital contributions	4,000	0
Net cash provided (used) by financing activities	4,000	(4,200)
Net Increase (Decrease) in Cash and Cash Equivalents	4,000	(4,200)
Cash and Cash Equivalents, Beginning of Year	21,000	25,200
Cash and Cash Equivalents, End of Year	$ 25,000	$ 21,000

See accompanying notes.

G & W EQUITY SALES, INC.
Statements of Changes in Shareholders' Equity
For the Years Ended December 31, 2001 and 2000

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balances at January 1, 2000	$ 12,000	$ 13,200	$ 60,204
Net Income - 2000	0	0	2,322
Repurchase Common Stock	(2,000)	(2,200)	0
Balances at December 31, 2000	10,000	11,000	62,526
Net Income - 2001	0	0	2,516
Repurchase Common Stock	(2,000)	(2,200)	0
Sale of Common Stock	2,000	2,200	0
Capital Contributions	0	4,000	0
Balances at December 31, 2001	$ 10,000	$ 15,000	$ 65,042

See accompanying notes.

Note A - Nature of Operations and Summary of Significant Accounting Policies:

Nature of Operations

G & W Equity Sales, Inc. (the Company), is a limited broker-dealer and sells variable annuities, variable life insurance, mutual funds, and direct participation programs on behalf of various vendors. Its sole Office of Supervisory Jurisdiction is located in Indianapolis, Indiana. The Company has no branch offices. The Company markets its products primarily in the states located in the middle two-thirds of the United States.

The Company became registered with the Securities and Exchange Commission, effective November 22, 1993. The Company became registered with the National Association of Securities Dealers, Inc., on March 2, 1994.

The Company was registered with the Securities and Exchange Commission as a registered investment advisor, but withdrew the registration as required by law in 1997. The Company became a non-federally covered advisor at the time.

Method of Accounting

The Company's financial statements are presented on the accrual basis method of accounting. The Company reports its operations on the cash basis method of accounting for income tax reporting purposes.

Commissions Receivable

The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is provided.

Cash Flows

For purposes of the Statements of Cash Flows, the Company considers all highly liquid instruments purchased within three months or less of an instrument's maturity date to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note B - Common Stock:

The Company has voting stock with equal voting rights, as well as non-voting stock. All of the stock is no par value.

During the year ended December 31, 2000, the Company redeemed one hundred shares of common stock for $4,200. During the year ended December 31, 2001, one hundred new shares of common stock were issued for $4,200 and another one hundred shares were redeemed by the Company for $4,200. The repurchased shares were retired and are not included in the number of shares issued and outstanding as of December 31, 2001 and 2000. The shareholders also contributed additional capital of $4,000 during the year ended December 31, 2001.

The following summarizes the Company's shares of common stock at December 31, 2001 and 2000:

	2001		2000	
	Voting	Non-Voting	Voting	Non-Voting
Authorized	2,000	1,000	2,000	1,000
Issued	500	0	500	0
Outstanding	500	0	500	0

Note C - Stock Purchase Agreement:

The shareholders have entered into an agreement whereby the Company has the first right to purchase any shares offered for sale. Should the Company elect not to purchase the shares, the remaining shareholders have the option to purchase the shares.

In the event of incapacity or death of a shareholder, the Company is required to purchase all of the shares held by such shareholder.

The purchase price of the stock and the related payment period are outlined in the underlying agreement.

Note D - Income Taxes:

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders are taxed on the Company's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Note E - Related Party Transactions:

The Company has a service agreement with a corporation that is related by common ownership. Under terms of the agreement, the related corporation has agreed to make available certain facilities and provide for performance of certain administrative and clerical services. The charge for such services is based upon the profitability of the Company. Service fees amounted to $2,421,577 and $3,016,895 for the years ended December 31, 2001 and 2000, respectively. Accounts payable includes service fees of $65,800 and $135,000 at December 31, 2001 and 2000, respectively.

The Company pays commissions to Registered Representatives, some of whom are also shareholders of the Company. The Company incurred $1,088,350 and $1,140,541 of related party commissions for the years ended December 31, 2001 and 2000, respectively. Accounts payable includes approximately $40,044 and $93,701 of related party commissions at December 31, 2001 and 2000, respectively.

Note F - Concentration of Credit Risk:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with high credit quality institutions. At times, such amounts may be in excess of the FDIC insured limit.

Note G - Statements of Changes in Liabilities Subordinated to Claims of General Creditors:

For the years ending December 31, 2001 and 2000, the Company did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

Note H - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Company is $9,059. At December 31, 2001, the Company's net capital was $68,606, which was $59,547 in excess of its minimum net capital requirement.

WHIPPLE & COMPANY pc

Independent Auditors' Report
on the Supplementary Information

To the Board of Directors
G & W EQUITY SALES, INC.
Indianapolis, Indiana

Our report on our audits of the 2001 and 2000 basic financial statements of G & W EQUITY SALES, INC., appears on page 1. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Whipple + Company PC

January 15, 2002

Certified Public Accountants
3925 River Crossing Parkway • Third Floor • P.O. Box 40368 • Indianapolis, Indiana 46240-0368
317.469.7776 • 800.469.7206 • FAX 317.469.4034

G & W EQUITY SALES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2001

Computation of Basic Net Capital Requirement

Total Shareholders' Equity	$	90,042
Adjustments		(21,436)
Net Capital	$	68,606

Aggregate Indebtedness

Items included in statement of financial condition		
Other accounts payable and accrued expenses	$	135,887
Other indebtedness		0
Total Aggregate Indebtedness	$	135,887
Ratio: Aggregate Indebtedness to Net Capital		1.98 to 1

Reconciliation with Company's Computation (Included in Part IIA of Form X-17A-5 as of December 31, 2001)

Net Capital, as Reported in Company's Part IIA (Unaudited) FOCUS Report	$	90,042
Prepaid expenses		(21,436)
Net Capital per above		68,606
Minimum Net Capital Required		9,059
Excess Net Capital	$	59,547